Quaint Oak Bancorp, Inc.

PRESIDENT’S LETTER TO SHAREHOLDERS

To our Shareholders, a Message from the President and CEO:

On behalf of the Board of Directors, Senior Management and Employees of Quaint Oak Bancorp and Quaint Oak Bank, I am pleased to report that Quaint Oak Bancorp has achieved net income of $487,000 for the year ended 2009, a modest decrease from 2008, despite having absorbed an FDIC special assessment and increased annual assessments totaling $119,000, compared to the prior year.

In addition, I am pleased to share an exciting development in the evolution of Quaint Oak.  We have expanded the Quaint Oak family by establishing three additional Quaint Oak companies: Quaint Oak Abstract; Quaint Oak Mortgage; and Quaint Oak Real Estate during 2009.  Each of these new companies is staffed by experienced professionals, so that we may continue to provide the same exemplary service and personal care that have become the hallmark of Quaint Oak Bank.  These new product lines are within the core activities of savings and real estate in which Quaint Oak Bancorp has an established background and experience.

In addition to offering these new services, I am proud to announce the opening of a new Quaint Oak Bank location.  Building upon our 83 year history in the Delaware Valley, we are expanding our services to the Lehigh Valley.  Our new location is home to our new title abstract, mortgage and real estate companies, as well as a new branch office of Quaint Oak Bank which opened on February 1, 2010.  This expansion provides us with new opportunities without changing the Quaint Oak dynamics that have made us successful.

Unlike many other financial institutions which were preoccupied with deteriorating conditions, we have taken the opportunity to focus on our future.  We, unlike many others, do not need to be concerned with repayment of taxpayer assistance as we did not require nor did we participate in Government funded assistance.  We have actively continued to increase our loan portfolio, however, with the real estate and unemployment driven recession, the loan portfolio grew modestly in the amount of $3.4 million, or 4.9%.  Unemployment has been a significant factor in the broader growth of new loans and in the timely payment of existing loans.

Our non performing loans when compared to total assets has increased from the previous year end but remains under 1%.  We consider this a moderate increase when compared to peer group indicators.  Our fee income has had dramatic improvement primarily driven by the addition of our three subsidiary companies.  We anticipate that our banking model will continue to perform well as the economy moves out of the recessionary period.  During this unprecedented time of negative investor attitude toward the financial sector, Quaint Oak Bank has continued to improve its financial performance. We anticipate that market differential will occur as notice is taken of the better performing banks from others.

As always, our focus on long-term profitability, payment of dividends, along with an active stock repurchase program, continue to reflect Quaint Oak Bancorp’s strong commitment to shareholder value.

/s/ Robert T. Strong
Robert T. Strong President and Chief Executive Officer

Quaint Oak Family of Companies
Quaint Oak Bancorp, Inc.
Quaint Oak Bank
Quaint Oak Abstract, LLC | Quaint Oak Mortgage, LLC | Quaint Oak Real Estate, LLC
Serving the Delaware Valley and the Lehigh Valley Markets

Quaint Oak Bancorp, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below is selected financial and other data of Quaint Oak Bancorp, Inc.  You should read the financial statements and related notes contained in this Annual Report which provide more detailed information.

	At or For the Years Ended December 31,
	2009	2008

(Dollars in Thousands, except per share data)

Selected Financial and Other Data:
Total assets	$93,937	$88,381
Cash and cash equivalents	5,420	1,035
Investment in interest-earning time deposits	3,153	3,735
Investment securities available for sale (cost-2009 $1,001)	1,002	—
Investment securities held to maturity (fair value-2008 $2,263)	—	2,250
Mortgage-backed securities held to maturity (fair value-2009 $10,132; 2008 $8,142)	7,731	9,777
Loans receivable, net	72,728	69,310
Federal Home Loan Bank stock, at cost	797	797
Bank premises and equipment, net	1,092	67
Deposits	68,252	58,981
Federal Home Loan Bank advances	6,850	11,150
Stockholders’ Equity	17,386	17,273

Selected Operating Data:
Total interest income	$5,414	$5,015
Total interest expense	2,436	2,464
Net interest income	2,978	2,551
Provision for loan losses	165	142
Net interest income after provision for loan losses	2,813	2,409
Total non-interest income	280	29
Total non-interest expense	2,292	1,584
Income before income taxes	801	854
Income taxes	314	343
Net income	$487	$511

Selected Operating Ratios(1):
Average yield on interest-earning assets	6.08%	6.38%
Average rate on interest-bearing liabilities	3.26	3.98
Average interest rate spread(2)	2.82	2.40
Net interest margin(2)	3.34	3.25
Average interest-earning assets to average interest-bearing liabilities	119.28	127.01
Net interest income after provision for loan losses to non-interest expense	122.62	152.08
Total non-interest expense to average assets	2.48	1.98
Efficiency ratio(3)	70.45	61.40
Return on average assets	0.52	0.64
Return on average equity	2.81	2.92
Average equity to average assets	18.67	21.84

Asset Quality Ratios(4):
Non-performing loans as a percent of total loans receivable, net(5)	1.27%	0.63%
Non-performing assets as a percent of total assets(5)	1.96	1.32
Non-performing assets and troubled debt restructurings as a percent of total assets.	3.58	2.37
Allowance for loan losses as a percent of non-performing loans	90.27	156.95
Allowance for loan losses as a percent of total loans receivable	1.14	0.98
Net charge-offs to average loans receivable	0.03	0.19

Capital Ratios(4):
Tier 1 leverage ratio	14.51%	15.44%
Tier 1 risk-based capital ratio	21.42	20.04
Total risk-based capital ratio	22.69	21.14

(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
(2)
Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.
(5)
Non-performing assets consist of non-performing loans and other real estate owned at December 31, 2009 and 2008.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Quaint Oak Bancorp, Inc. (the “Company”) was formed in connection with Quaint Oak Bank’s conversion to a stock savings bank completed on July 3, 2007.  The Company’s results of operations are dependent primarily on the results of Quaint Oak Bank, a wholly owned subsidiary of the Company.

Quaint Oak Bank’s profitability depends primarily on its net interest income, which is the difference between interest income earned on interest-earning assets, principally loans, and interest expense paid on interest-bearing liabilities, principally deposits.  Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing.  Quaint Oak Bank’s profitability also depends, to a lesser extent, on investments in interest-earning deposits in other institutions and investment securities, non-interest income, borrowings from the Federal Home Loan Bank of Pittsburgh, provision for loan losses, non-interest expenses and federal and state income taxes.

Quaint Oak Bank’s business consists primarily of originating residential, multi-family and commercial real estate loans secured by property in its market area.  Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans.  Primarily since fiscal 2004, commercial real estate loans have increased as a percentage of Quaint Oak Bank’s loan portfolio to 25.3% at December 31, 2009.  Quaint Oak Bank’s loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook, statement and eSavings accounts.  At December 31, 2009, certificates of deposit amounted to 60.1% of total assets compared to 56.7% of total assets at December 31, 2008.  Quaint Oak Bank does not offer transactional deposit products such as NOW, money market demand accounts or checking accounts.  Management anticipates that certificates of deposit will continue to be a primary source of funding for Quaint Oak Bank’s assets.

Our results of operations are significantly affected by general economic and competitive conditions, particularly with respect to changes in interest rates, government policies and actions of regulatory authorities as well as other factors beyond our control. Future changes in applicable law, regulations or government policies may materially affect our financial condition and results of operations.

Forward-Looking Statements Are Subject to Change

We make certain statements in this document as to what we expect may happen in the future. These statements usually contain the words “believe,” “estimate,” “project,” “expect,” “anticipate,” “intend” or similar expressions. Because these statements look to the future, they are based on our current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. You should be aware that our current expectations and beliefs as to future events are subject to change at any time, and we can give you no assurances that the future events will actually occur.

Critical Accounting Policies

In reviewing and understanding financial information for the Company, you are encouraged to read and understand the significant accounting policies used in preparing our financial statements.  These policies are described in Note 2 of the notes to our financial statements. The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan Losses.  The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will cover known and inherent losses in the loan portfolio, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impaired loans, value of collateral, estimated losses on our commercial and residential loan portfolios and general amounts for historical loss experience.  All of these estimates may be susceptible to significant change.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. Historically, our estimates of the allowance for loan loss have not required significant adjustments from management’s initial estimates. In addition, the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation, as an integral part of their examination processes, periodically review our allowance for loan losses.  The Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation may require the recognition of adjustments to the allowance for loan losses based on their judgment of information available to them at the time of their examinations. To the extent that actual outcomes differ from management’s estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods.

Other-Than-Temporary Impairment of Securities.   Securities are evaluated on at least a quarterly basis, and more frequently when market conditions warrant such an evaluation, to determine whether a decline in their value is other-than-temporary.  To determine whether a loss in value is other-than-temporary, management utilizes criteria such as the reasons underlying the decline, the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the security for the period of time sufficient to allow for an anticipated recovery in the fair value.   The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment.  Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Income Taxes.  Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and gives current recognition to changes in tax rates and laws.  Realizing our deferred tax assets principally depends upon our achieving projected future taxable income.  We may change our judgments regarding future profitability due to future market conditions and other factors.  We may adjust our deferred tax asset balances if our judgments change.

Comparison of Financial Condition at December 31, 2009 and December 31, 2008

General. The Company’s total assets at December 31, 2009 were $93.9 million, an increase of $5.6 million, or 6.3%, from $88.4 million at December 31, 2008.  This increase was primarily due to growth in cash and cash equivalents of $4.4 million, loans receivable, net of the allowance for loan losses, of $3.4 million, investment securities available for sale of $1.0 million, premises and equipment of $1.0 million, and $381,000 of prepaid expenses and other assets.  The increase in premises and equipment was due to the purchase of a building on Union Boulevard in Allentown, Pennsylvania which serves as the offices for the new subsidiaries.  Offsetting these increases were redemptions of investments in interest-earning time deposits of $582,000, calls of investment securities held to maturity of $2.3 million, and principal payments from mortgage-backed securities held to maturity of $2.0 million.  Asset growth for the year ended December 31, 2009 was primarily funded by a $9.3 million increase in deposits.  Deposit growth was also used to pay-down FHLB advances of $4.3 million.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash and Cash Equivalents. Cash and cash equivalents increased $4.4 million, or 423.7%, from $1.0 million at December 31, 2008 to $5.4 million at December 31, 2009 as calls of investment securities held to maturity, principal payments on mortgage-backed securities held to maturity, and deposits not used to fund loans or pay-down FHLB advances, were invested in liquid money market accounts.

Investment in Interest-Earning Time Deposits.  Investment in interest earning time deposits decreased $582,000, or 15.6%, from $3.7 million at December 31, 2008 to $3.2 million at December 31, 2009.

Investment Securities.  Available for sale investment securities increased to $1.0 million at December 31, 2009 from none at December 31, 2008.  During this same period, investment securities held to maturity decreased $2.3 million to none at December 31, 2009 as all $2.3 million of these securities were called.  During this same period, mortgage-backed securities held to maturity decreased $2.1 million, or 20.9% from $9.8 million at December 31, 2008 to $7.7 million at December 31, 2009, due to principal payments on these securities.

Loans Receivable, Net. Loans receivable, net, increased $3.4 million, or 4.9%, to $72.7 million at December 31, 2009 from $69.3 million at December 31, 2008.  This increase was funded primarily by a $9.3 million increase in deposits.  Increases within the portfolio occurred in the residential mortgage one-to-four family non-owner occupied category, which grew $3.6 million or 17.0%, home equity loans which increased $1.9 million or 40.6%, construction loans which grew $784,000 or 28.5%, and commercial lines of credit which increased $384,000 or 47.2% as the Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products.  These increases were partially offset by decreases of $2.1 million or 11.9% of residential mortgage one-to-four family owner occupied loans, $479,000 or 2.5% in commercial real estate loans, $399,000 or 11.3% in multi-family residential loans, and $96,000 or 88.1% in loans secured by deposits.  Decreases in these loan categories are attributable to normal amortization and pay-offs.

Deposits. Total interest-bearing deposits increased $9.3 million, or 15.7%, to $68.3 million at December 31, 2009 from $59.0 million at December 31, 2008.  This increase was attributable to increases of $6.4 million in certificates of deposit, $1.5 million in eSavings accounts and $1.4 million in statement savings accounts, offset by a decrease of $79,000 in passbook savings accounts.  The increase in deposits was primarily due to the competitive interest rates offered by the Bank and investors seeking the safety of insured bank deposits.

Federal Home Loan Bank Advances. Federal Home Loan Bank advances decreased $4.3 million from $11.2 million at December 31, 2008 to $6.9 million at December 31, 2009 as the Company used excess liquidity to pay-off short-term Federal Home Loan Bank advances.

Other Borrowings.  In June 2009, the Company borrowed $450,000 from a commercial bank to finance the acquisition of a building in Allentown, Pennsylvania which serves as the offices for the new subsidiaries and will serve as a new branch banking office.  The loan has an interest rate of 5.75%, matures in five years on July 1, 2014 and is amortizing over 180 months. The balance on the loan at December 31, 2009 was $442,000

Stockholders’ Equity.  Total stockholders’ equity increased $113,000 to $17.4 million at December 31, 2009 from $17.3 million at December 31, 2008.  Contributing to the increase was $487,000 of net income for the year ended December 31, 2009, $119,000 amortization of stock awards and options under our stock compensation plans, $61,000 related to common stock earned by participants in the employee stock ownership plan, and $1,000 of accumulated other comprehensive income.  These increases were offset by the purchase of 52,309 shares of the Company’s common stock in the open-market as part of the Company’s stock repurchase program for an aggregate purchase price of $423,000, and dividends paid of $132,000.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2009 and 2008

General.  Net income amounted to $487,000 for the year ended December 31, 2009, a decrease of $24,000, or 4.7% compared to net income of $511,000 for the year ended December 31, 2008.  The $24,000 decrease was primarily the result of the increases in non-interest expense of $708,000 and the provision for loan losses of $23,000, which were offset by increases in net interest income of $427,000, non-interest income of $251,000, and a decrease in income tax expense of $29,000.

Net Interest Income.  Net interest income increased $427,000, or 16.7%, to $3.0 million for the year ended December 31, 2009 from $2.6 million for the year ended December 31, 2008.  The increase was driven by an increase in interest income of $399,000, or 8.0% and a decrease of $28,000, or 1.1% in interest expense.

Interest Income.  Interest income increased $399,000, or 8.0%, to $5.4 million for the year ended December 31, 2009 from $5.0 million for the year ended December 31, 2008.  The increase resulted primarily from a $10.5 million increase in average interest-earning assets which had the effect of increasing interest income by $678,000.  This increase in volume was offset by a $279,000 decrease in interest income resulting from a 30 basis point decrease in the overall yield on interest-earning assets to 6.08% for the year ended December 31, 2009 from 6.38% for the year ended December 31, 2008.  The growth in average interest-earnings assets between the two periods can be attributed primarily to the increases in average net loans receivable of $7.6 million and average mortgage-backed securities of $3.7 million, offset by a $260,000 decrease in average short-term investments and investment securities.  The increase in average net loans receivable was primarily funded by the increase in average interest-bearing deposits and the re-deployment of short-term investments, while the increase in mortgage-backed securities was driven by the $3.1 million increase in average FHLB advances.  The 30 basis point decrease in the overall yield on interest earning assets was the result of the current interest rate environment. in which the Federal Reserve Board’s Open Market Committee cut the federal funds rate by 150 basis points from December 2008 to December 2009.

Interest Expense.  Interest expense decreased $28,000, or 1.1%, to $2.4 million for the year ended December 31, 2009 compared to $2.5 million for the year ended December 31, 2008.  The decrease was primarily attributable to a 73 basis point decrease in the overall cost of interest-bearing liabilities to 3.26% for the year ended December 31, 2009 from 3.98% for the year ended December 31, 2008 which resulted in a decrease of $541,000 of interest expense.  This decrease in interest expense due to rate was offset by a $12.8 million increase in average interest-bearing liabilities, which had the effect of increasing interest expense by $513,000.  The increase in the average balance of interest-bearing liabilities was primarily driven by the growth in certificates of deposit, statement savings accounts and eSavings accounts due to customer interest in higher yielding secure investments, and an increase in FHLB advances.  The decrease in rates was consistent with the decrease in market interest rates from December 2008 to December 2009.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin.  All average balances are based on daily balances.

	Year Ended December 31,
	2009			2008
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:	(Dollars in thousands)
Short-term investments and investment securities	$8,706	$139	1.60%	$8,966	$355	3.96%
Mortgage-backed securities	8,846	425	4.80	5,183	248	4.78
Loans receivable, net (1)	71,549	4,850	6.78	63,931	4,400	6.88
Other interest-earning assets	-	-	-	475	12	2.53
Total interest-earning assets	89,101	5,414	6.08%	78,555	5,015	6.38%
Non-interest-earning assets	3,721			1,511
Total assets	$92,822			$80,066
Interest-bearing liabilities:
Passbook accounts	$3,320	30	0.90%	$3,460	45	1.30%
Statement savings accounts	5,713	86	1.51	5,366	129	2.40
eSavings accounts	1,305	23	1.76	171	5	2.92
Certificate of deposit accounts	56,297	1,994	3.54	47,929	2,113	4.41
Total deposits	66,635	2,133	3.20	56,926	2,292	4.03
FHLB advances	7,838	292	3.73	4,925	172	3.49
Other borrowings	226	11	4.87	-	-	-
Total interest-bearing liabilities	74,699	2,436	3.26%	61,851	2,464	3.98%
Non-interest-bearing liabilities	792			727
Total liabilities	75,491			62,578
Stockholders’ Equity	17,331			17,488
Total liabilities and Stockholders’ Equity	$92,822			$80,066
Net interest-earning assets	$14,402			$16,704
Net interest income; average interest rate spread		$2,978	2.82%		$2,551	2.40%
Net interest margin (2)			3.34%			3.25%
Average interest-earning assets to average interest-bearing liabilities			119.28%			127.01%

(1)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(2)	Equals net interest income divided by average interest-earning assets.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Rate/Volume Analysis.  The following table shows the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities affected our interest income and expense during the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate, which is the change in rate multiplied by prior year volume, and (2) changes in volume, which is the change in volume multiplied by prior year rate.

	2009 vs. 2008				2008 vs. 2007
	Increase (Decrease) Due to				Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Total Increase (Decrease)	Rate	Volume	Rate/ Volume	Total Increase (Decrease)
	(In Thousands)
Interest income:
Short-term investments and investment securities	$(212)	$(10)	$6	$(216)	$(127)	$11	$(3)	$(119)
Mortgage-backed securities	1	175	1	177	-	243	-	243
Loans receivable (1)	(66)	524	(8)	450	(72)	556	(10)	474
Other interest-earning assets	(12)	(12)	12	(12)	(9)	14	(8)	(3)
Total interest-earning assets	(289)	677	11	399	(208)	824	(21)	595
Interest expense:
Passbook accounts	(13)	(2)	-	(15)	(4)	(11)	1	(14)
Statement savings accounts	(48)	8	(3)	(43)	(24)	(23)	3	(44)
eSavings accounts	(2)	35	(16)	17	7	-	(2)	5
Certificate accounts	(415)	369	(72)	(118)	(181)	181	(15)	(15)
Total deposits	(478)	410	(91)	(159)	(202)	147	(13)	(68)
FHLB advances	11	102	7	120	-	172	-	172
Other borrowings	-	-	11	11	-	-	-	-
Total interest-bearing liabilities	(467)	512	(73)	(28)	(202)	319	(13)	104
Increase (decrease) in net interest income	$178	$165	$84	$427	$(6)	$505	$(8)	$491

(1)	Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

Provision for Loan Losses.  The Company increased its provision for loan losses by $23,000, from $142,000 for the year ended December 31, 2008 to $165,000 for the year ended December 31, 2009, based on an evaluation of the allowance relative to such factors as volume of the loan portfolio, concentrations of credit risk, prevailing economic conditions, prior loan loss experience and amount of non-performing loans at December 31, 2009.  Non-performing loans amounted to $925,000 or 1.27% of net loans receivable at December 31, 2009, consisting of eleven loans which are 90 days or more past due and accruing interest compared to none at December 31, 2008.  There were no loans on non-accrual status at December 31, 2009 compared to $439,000 at December 31, 2008 consisting of five loans.  The non-performing loans at December 31, 2009 include six one-to-four family non-owner occupied residential loans, three home equity loans and two one-to-four family owner occupied residential loans and all are generally well-collateralized or adequately reserved for.  Management does not anticipate any significant losses on these loans.  Not included in non-performing loans are performing troubled debt restructurings which totaled $1.5 million at December 31, 2009 compared to $921,000 at December 31, 2008.  The allowance for loan losses as a percent of total loans receivable was 1.14% at December 31, 2009 and 0.98% at December 31, 2008.   Other real estate owned was $913,000 at December 31, 2009 compared to $732,000 at December 31, 2008.  Non-performing assets amounted to $1.8 million, or 1.96% of total assets at December 31, 2009 compared to $1.2 million, or 1.32% of total assets at December 31, 2008.

Non-Interest Income.  Non-interest income increased $251,000 from $29,000 for the year ended December 31, 2008 to $280,000 for the year ended December 31, 2009.  Mortgage banking fees generated by Quaint Oak Bank’s mortgage banking and title abstract subsidiaries, which began operation in July of 2009, accounted for $107,000 and $62,000 of the increase, respectively.  Also contributing to the year over year increase was the increase in other fees and service charges in the amount of $13,000, other non-interest income of $47,000 and no loss on investment securities.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Expense.  Non-interest expense increased $708,000, or 44.7%, from $1.6 million for the year ended December 31, 2008 to $2.3 million for the year ended December 31, 2009.  Salaries and employee benefits expense accounted for $280,000 of the change as this expense increased 34.1% from $821,000 for the year ended December 31, 2008 to $1.1 million for the year ended December 31, 2009 due primarily to increased staff. Other real estate owned (OREO) expenses accounted for $147,000 of the increase as there was no OREO expenses for the year ended December 31, 2008.  Of the $147,000 increase, $120,000 related to the costs incurred on the Bank’s three foreclosed properties to prepare them for resale and $27,000 was attributable to a write-down on one of the properties.  FDIC deposit insurance assessment expense increased $119,000, or 175.0% from $68,000 for the year ended December 31, 2008 to $187,000 for the year ended December 31, 2009. This increase was due to a special assessment by the FDIC on all insured institutions in the second quarter and an increase in the regular quarterly assessment, due to an increase in deposits and the assessment multiplier.  Professional fees accounted for $102,000 of the change as this expense increased 43.4% from $235,000 for the year ended December 31, 2008 to $337,000 for the year ended December 31, 2009 due to the acquisition of a building on Union Boulevard in Allentown, Pennsylvania, and the establishment of three new subsidiaries of Quaint Oak Bank to conduct mortgage banking, real estate sales and title abstract business and to open a future branch banking office in the Lehigh Valley area of Pennsylvania.   Also contributing to the year over year increase was a $27,000 increase in other expenses, a $27,000 increase in occupancy and equipment expenses, and $6,000 increase in directors’ fees and expenses.

Provision for Income Tax.  The provision for income tax decreased $29,000 from $343,000 for the year ended December  31, 2008 to $314,000 for the year ended December  31, 2009 due primarily to the decrease in pre-tax income.  The Company’s effective tax rate, including federal and state income taxes, was 39.2% and 40.2% for the year ended December 31, 2009 and 2008, respectively.

Exposure to Changes in Interest Rates

The Company’s ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings.  The Company’s interest-earning assets consist primarily of mortgage loans which have longer maturities than our liabilities, consisting primarily of certificates of deposit and to a lesser extent borrowings.  Consequently, the Company’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  At December 31, 2009 and 2008, certificates of deposit amounted to $56.5 million and $50.1 million, respectively, or 60.1% and 56.7%, respectively, of total assets at such dates.

Gap Analysis.  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a bank’s interest rate sensitivity “gap.”  An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.  The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.  During a period of rising interest rates, a negative gap would tend to affect adversely net interest income while a positive gap would tend to result in an increase in net interest income.  Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.  Our current interest rate risk management policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%.  This policy was adopted by our management and Board of Directors based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Company.  If our one-year gap position approaches or exceeds the 20% policy limit, management will obtain simulation results in order to determine what steps might appropriately be taken, in order to maintain our one-year gap in accordance with the policy.  Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy.  Our one-year cumulative gap was a negative 1.5% at December 31, 2009, compared to a negative 3.6% at December 31, 2008.  We have become less liability sensitive in 2009 as a result of increases in our short-term investments and investment securities and increases in commercial real estate loans which are more likely to have floating or adjustable rates of interest.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2009, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability.  The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2009, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals.  The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans.  The Office of Thrift Supervision annual prepayment rates are applied to loans and mortgage-backed securities.  Statement and eSavings accounts and other savings accounts are assumed to have annual rates of withdrawal, or “decay rates,” of 50% and 20%, respectively.

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount

Interest-earning assets (1):
Loans receivable (2)	$13,814	$22,305	$12,341	$11,911	$13,163	$73,534
Short-term investments and investment securities	5,336	2,499	654	—	504	8,993
Mortgage-backed securities	741	2,079	850	972	3,089	7,731
Investment in Federal Home Loan Bank stock	—	—	—	—	797	797
Total interest-earning assets	$19,891	$26,883	$13,845	$12,883	$17,553	$91,055

Interest-bearing liabilities:
Passbook accounts	$328	$328	$1,966	$327	$328	$3,277
Statement savings accounts	1,627	1,627	1,627	814	813	6,508
eSavings accounts	495	494	495	247	247	1,978
Escrow accounts	254	509	—	—	—	763
Certificate accounts	13,464	27,731	9,505	5,789	—	56,489
FHLB advances	—	1,250	3,600	2,000	—	6,850
Other borrowings	—	—	—	—	442	442
Total interest-bearing liabilities	$16,168	$31,939	$17,193	$9,177	$1,830	$76,307

Interest-earning assets less interest-bearing liabilities	$3,723	$(5,056)	$(3,348)	$3,706	$15,723

Cumulative interest-rate sensitivity gap (3)	$3,723	$(1,333)	$(4,681)	$(975)	$14,748

Cumulative interest-rate gap as a percentage of total assets at December 31, 2009	4.0%	(1.4)%	(5.0)%	(1.0)%	15.7%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2009	123.0%	97.2%	92.8%	98.7%	119.3%

(1)
Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.

(2)	For purposes of the gap analysis, loans receivable includes non-performing loans gross of the allowance for loan losses, undisbursed loan funds, unamortized discounts and deferred loan fees.

(3)	Interest-rate sensitivity gap represents the difference between net interest-earning assets and interest-bearing liabilities.

   Qualitative Analysis.  Our ability to maintain a positive “spread” between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates.  The Company’s fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed its cost of funds.  If interest rates increase, however, the Company would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread.  In order to counter the potential effects of dramatic increases in market rates of interest, the Company intends to continue to originate more variable rate loans and increase core deposits.  The Company also intends to place a greater emphasis on shorter-term home equity loans and commercial business loans.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

The Company’s primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations.  While scheduled principal and  interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  The Company sets the interest rates on its deposits to maintain a desired level of total deposits.  In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity.  At December 31, 2009, the Company’s cash and cash equivalents amounted to $5.4 million.  At such date, the Company also had $3.2 million invested in interest-earning time deposits maturing in one year or less.

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets and to meet operating expenses.  At December 31, 2009, Quaint Oak Bank had outstanding commitments to originate loans of $191,000 and commitments under unused lines of credit of $3.2 million.

At December 31, 2009, certificates of deposit scheduled to mature in less than one year totaled $41.2 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh, which provide an additional source of funds.  As of December 31, 2009, we had $6.9 million of advances from the Federal Home Loan Bank of Pittsburgh and had $43.2 million in borrowing capacity.  We are reviewing our continued utilization of advances from the Federal Home Loan Bank as a source of funding based on the decision in December 2008 by the Federal Home Loan Bank to suspend the dividend on, and restrict the repurchase of, Federal Home Loan Bank stock.  The amount of Federal Home Loan Bank stock that a member institution is required to hold is directly proportional to the volume of advances taken by that institution.  Should we decide to utilize sources of funding other than advances from the Federal Home Loan Bank, we believe that additional funding is available in the form of advances or repurchase agreements through various other sources.  The Bank currently has a line of credit commitment from another bank for borrowings up to $1.5 million.  There were no borrowings under this line of credit at December 31, 2009.

Our stockholders’ equity amounted to $17.4 million at December 31, 2009, an increase of $113,000 from December 31, 2008.  Contributing to the increase was $487,000 of net income for the year ended December 31, 2009, $119,000 amortization of stock awards and options under our stock compensation plans, $61,000 related to common stock earned by participants in the employee stock ownership plan, and $1,000 of accumulated other comprehensive income.  These increases were offset by the purchase of 52,309 shares of the Company’s common stock in the open-market as part of the Company’s stock repurchase program for an aggregate purchase price of $423,000, and dividends paid of $132,000.   For further discussion of the stock compensation plans, see Note 11 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.00% and 8.00%, respectively.  At December 31, 2009, Quaint Oak Bank exceeded each of its capital requirements with ratios of 14.51%, 21.42% and 22.69%, respectively. As a savings and loan holding company, the Company is not subject to any regulatory capital requirements.

Quaint Oak Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles are not recorded in our financial statements.  These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk.  Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit.  Our exposure to credit loss from non-performance by the other party to the above-mentioned financial instruments is represented by the contractual amount of those instruments.  We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.  In general, we do not require collateral or other security to support financial instruments with off–balance sheet credit risk.

Commitments.  At December 31, 2009, we had unfunded commitments under lines of credit of $3.2 million and $191,000 of commitments to originate loans.  We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at December 31, 2009.  The balances in the table do not reflect interest due on these obligations.

		Payments Due By Period
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)
Certificates of deposit	$56,489	$41,195	$9,505	$5,789	$—
FHLB advances	6,850	1,250	3,600	2,000	—
Other Borrowings	442	20	43	379	—
Operating lease obligations	33	33	—	—	—
Total contractual obligations	$63,814	$42,498	$13,148	$8,168	$—

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company’s assets and liabilities are monetary in nature.  As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Quaint Oak Bancorp, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Quaint Oak Bancorp, Inc.
Southampton, Pennsylvania

We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiary (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended.  Quaint Oak Bancorp, Inc.’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quaint Oak Bancorp, Inc. and its subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                  /s/ ParenteBeard LLC

Allentown, Pennsylvania
March 26, 2010

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets

	At December 31, 2009	At December 31, 2008
	(In thousands, except share data)
Assets

Due from banks, non-interest-bearing	$582	$490
Due from banks, interest-bearing	4,838	545
Cash and cash equivalents	5,420	1,035
Investment in interest-earning time deposits	3,153	3,735
Investment securities available for sale (cost-2009 $1,001)	1,002	-
Investment securities held to maturity (estimated fair value-2008 $2,263)	-	2,250
Mortgage-backed securities held to maturity (estimated fair value-2009 $8,142; 2008 $10,132)	7,731	9,777
Loans receivable, net of allowance for loan losses 2009 $835; 2008 $689	72,728	69,310
Accrued interest receivable	397	355
Investment in Federal Home Loan Bank stock, at cost	797	797
Premises and equipment, net	1,092	67
Other real estate owned, net	913	732
Prepaid expenses and other assets	704	323

Total Assets	$93,937	$88,381

Liabilities and Stockholders’ Equity

Liabilities
Deposits, interest-bearing	$68,252	$58,981
Federal Home Loan Bank advances	6,850	11,150
Other borrowings	442	-
Accrued interest payable	117	138
Advances from borrowers for taxes and insurance	763	729
Accrued expenses and other liabilities	127	110
Total Liabilities	76,551	71,108

Stockholders’ Equity
Preferred stock– $0.01 par value, 1,000,000 shares authorized;
none issued or outstanding	-	-
Common stock – $0.01 par value; 9,000,000 shares authorized; 1,388,625 issued and 1,299,712 and 1,352,021 outstanding at December 31, 2009 and December 31, 2008, respectively	14	14
Additional paid-in capital	13,442	13,409
Treasury stock, at cost, 88,913 shares and 36,604 shares at	(735)	(312)
December 31, 2009 and 2008, respectively
Unallocated common stock held by:
Employee Stock Ownership Plan (ESOP)	(883)	(952)
Recognition & Retention Plan Trust (RRP)	(440)	(520)
Accumulated other comprehensive income	1	-
Retained earnings	5,987	5,634
Total Stockholders’ Equity	17,386	17,273

Total Liabilities and Stockholders’ Equity	$93,937	$88,381

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income

	Years Ended December 31,
	2009	2008
Interest Income	(In thousands, except share data)
Loans receivable, including fees	$4,850	$4,400
Short-term investments and investment securities	564	603
Dividends	-	12
Total Interest Income	5,414	5,015

Interest Expense
Deposits	2,133	2,292
Federal Home Loan Bank advances and other borrowings	303	172
Total Interest Expense	2,436	2,464

Net Interest Income	2,978	2,551

Provision for Loan Losses	165	142

Net Interest Income after Provision for Loan Losses	2,813	2,409

Non-Interest Income
Mortgage banking fees	169	-
Other fees and services charges	64	51
Investment securities losses	-	(22)
Other	47	-
Total Non-Interest Income, net	280	29

Non-Interest Expense
Salaries and employee benefits	1,101	821
Directors’ fees and expenses	247	241
Occupancy and equipment	121	94
Professional fees	337	235
FDIC deposit insurance assessment	187	68
Other real estate owned expenses	147	-
Other	152	125
Total Other Expenses	2,292	1,584

Income before Income Taxes	801	854

Income Taxes	314	343

Net Income	$487	$511

Basic earnings per share – basic	$0.42	$0.41
Average shares outstanding - basic	1,168,084	1,243,912
Basic earnings per share - diluted	$0.42	$0.41
Average shares outstanding - diluted	1,168,532	1,245,959

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Stockholders’ Equity

					Unallocated Common Stock Held by Benefit Plans
(In thousands, except share data)	Common Stock					Accumulated Other Comprehensive Income
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Treasury Stock			Retained Earnings	Total Stockholders’ Equity

BALANCE – DECEMBER 31, 2007	1,388,625	$14	$13,337	$-	$(1,021)	$-	$5,227	$17,557

Common stock allocated by ESOP			(3)		69			66

Treasury stock purchased	(36,604)			(312)				(312)

Common stock acquired for Recognition and Retention Plan Trust					(520)			(520)

Stock based compensation expense			75					75

Cash dividends declared ($0.075 per share)							(104)	(104)

Net income							511	511

BALANCE – DECEMBER 31, 2008	1,352,021	$14	$13,409	$(312)	$(1,472)	$-	$5,634	$17,273

Common stock allocated by ESOP			(8)		69			61

Treasury stock purchased	(52,309)			(423)				(423)

Stock based compensation expense			119					119

Release of 8,588 Vested RRP Shares			(78)		80		(2)	-

Cash dividends declared ($0.10 per share)							(132)	(132)

Net income							487	487

Unrealized gain on securities AFS, net of deferred taxes						1		1
								$488
Comprehensive income

BALANCE – DECEMBER 31, 2009	1,299,712	$14	$13,442	$(735)	$(1,323)	$1	$5,987	$17,386

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2009	2008
Cash Flows from Operating Activities	(In Thousands)
Net income	$487	$511
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	165	142
Provision for losses on other real estate owned	27	-
Depreciation expense	41	26
Net accretion of securities discounts	(7)	(2)
Amortization of deferred loan fees and costs	(15)	(12)
Deferred income taxes	(76)	(24)
Stock-based compensation expense	180	141
Loss on redemption of investment securities	-	22
Gain on the sale of other real estate owned	-	(2)
Changes in assets and liabilities which provided (used) cash:
Accrued interest receivable	(42)	(61)
Prepaid expenses and other assets	(305)	(75)
Accrued interest payable	(21)	37
Accrued expenses and other liabilities	17	56
Net Cash Provided by Operating Activities	451	759
Cash Flows from Investing Activities
Net (increase) decrease in investment in interest-earning time deposits	582	(1,900)
Purchase of investment securities available for sale	(1,001)	(509)
Purchase of investment securities held to maturity	-	(1,000)
Purchase of mortgage-backed securities held to maturity	-	(10,333)
Proceeds from the sale or redemption of investment securities available for sale	-	2,488
Proceeds from calls of investment securities held to maturity	2,250	1,000
Principal payments on mortgage-backed securities	2,053	561
Net increase in loans receivable	(3,776)	(8,597)
Net decrease in Federal Home Loan Bank stock	-	(560)
Proceeds from the sale of other real estate owned	-	110
Purchase of property and equipment	(1,066)	(34)
Net Cash Used in Investing Activities	(958)	(18,774)
Cash Flows from Financing Activities
Net increase in deposits	9,271	3,720
Increase (decrease) in Federal Home Loan Bank advances	(4,300)	11,150
Proceeds from other borrowings	450	-
Repayment of other borrowings	(8)	-
Dividends paid	(132)	(104)
Purchase of treasury stock	(423)	(312)
Purchase of common shares for Recognition and Retention Plan Trust	-	(520)
Decrease in advances from borrowers for taxes and insurance	34	129
Net Cash Provided by Financing Activities	4,892	14,063
Net Increase (Decrease) in Cash and Cash Equivalents	4,385	(3,952)
Cash and Cash Equivalents – Beginning of Period	1,035	4,987
Cash and Cash Equivalents – End of Period	$5,420	$1,035
Supplementary Disclosure of Cash Flow and Non-Cash Information:
Cash payments for interest	$2,457	$2,427
Cash payments for taxes	$340	$429
Transfer of loans to other real estate owned	$208	$813

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations

On July 3, 2007, Quaint Oak Savings Bank completed its conversion from a Pennsylvania chartered mutual savings bank to a Pennsylvania chartered stock savings bank and changed its name to Quaint Oak Bank (“Bank”).  In connection with the conversion, Quaint Oak Bank formed Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the “Company” or “Quaint Oak Bancorp”), which offered and sold 1,388,625 shares of its common stock at a price of $10.00 per share to eligible depositors of the Bank.  Upon completion of the conversion and the offering, all of Quaint Oak Bank’s common stock is owned by Quaint Oak Bancorp, and all of Quaint Oak Bancorp’s common stock is, in turn, owned by the public.  The Company sold 1,388,625 shares of its common stock, raising $13,886,250 of gross proceeds.  Costs incurred in connection with the conversion and offering totaled $535,000 and were recorded as a reduction of the proceeds from the offering.  The Company invested approximately $7.1 million or 53.0% of the net proceeds in Quaint Oak Bank.  All remaining proceeds were retained by Quaint Oak Bancorp for future capital needs.  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Quaint Oak Bank.  All significant intercompany balances and transactions have been eliminated.  At December 31, 2009, the Bank has four wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, and Quaint Oak Insurance Agency, LLC, each a Pennsylvania limited liability company.  The mortgage, real estate and abstract companies offer mortgage banking, real estate sales and title abstract services, respectively, in the Lehigh Valley region of Pennsylvania.  These three subsidiaries began operation in July 2009.  The insurance agency is currently inactive.  All significant intercompany balances and transactions have been eliminated.

Prior to the conversion, Quaint Oak Savings Bank operated under a state bank charter as a mutual savings bank.  Upon completion of the conversion and the offering, the Bank changed its name to Quaint Oak Bank and began to operate as a stock savings bank.  The Bank is subject to regulation of the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation.  Pursuant to the Bank’s election under Section 10(l) of the Home Owners’ Loan Act, the Company is a savings and loan holding company regulated by the Office of Thrift Supervision.  The market area served by the Bank is principally Bucks County, Pennsylvania and to a lesser extent, Montgomery and Philadelphia Counties in Pennsylvania.  In February 2010, the Bank opened a branch banking office in the Lehigh Valley area of Pennsylvania.  The principal deposit products offered by the Bank are certificates of deposit, passbook savings accounts, statement savings accounts and eSavings accounts.  Loan products offered are fixed and adjustable rate residential and commercial mortgages, construction loans, home equity loans, auto loans, and lines of credit.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.  The Company’s most significant estimates are allowance for loan losses, assessment of other-than-temporary impairment of investment and mortgage-backed securities, and deferred income taxes.

Significant Group Concentrations of Credit Risk

The Bank operates primarily in Bucks County, Pennsylvania.  The concentration of credit by type of loan is set forth in Note 6.  Although the Bank has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include non-interest and interest-earning demand deposits and money market accounts with various financial institutions, all of which mature within ninety days of acquisition.

Investment and Mortgaged-Backed Securities

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity.  Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital requirements, and other similar factors.  Securities available for sale are carried at fair value.  Unrealized gains and losses are reported in other comprehensive income, net of related deferred tax effects.  Realized gains and losses, determined on the basis of the cost of the specific securities sold, are included in earnings.  Premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Investment securities and mortgage-backed securities classified as held to maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of the changes in market conditions, liquidity needs, or changes in general economic conditions.  These securities are carried at cost adjusted for amortization for premium and accretion of discount, recognized in interest income using the interest method over the terms of the securities.

Effective April 1, 2009 the Company adopted new accounting guidance related to recognition and presentation of other-than-temporary impairment.  This recent accounting guidance amends the recognition guidance for other-than-temporary impairments of debt securities and expands the financial statement disclosures for other-than-temporary impairment losses on debt and equity securities.  The recent guidance replaced the “intent and ability” indication in current guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.  When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.  For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.  The Company recognized no other-than-temporary impairment charges during the years ended December 31, 2009 and 2008.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula.  The restricted stock is carried at cost.  In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and the repurchase of capital stock, to preserve capital.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Federal Home Loan Bank Stock (Continued)

Management evaluates the FHLB stock for impairment in accordance with Statement of Position (SOP) 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others.  Management’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than a temporary decline in value.  The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on the institutions and, accordingly, on the customer base of the FHLB.

Management believes that no impairment charge is necessary related to the FHLB stock as of December 31, 2009.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees.  Interest income is accrued on the unpaid principal balance.  Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans.  The Bank is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when principal or interest has become 90 days past due.  A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured.  When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses.  Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectibility of principal.  Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income.  Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated.  Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components.  The specific component relates to loans that are classified as either doubtful or substandard or criticized as special mention.  For such loans that are also deemed impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.  An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.  The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not considered impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan by loan basis for multi-family and non-owner occupied mortgage loans, construction loans and commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Bank does not separately identify individual deposit accounts and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Other Real Estate Owned

Other real estate owned or foreclosed assets are comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosures.  A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place.  Other real estate properties are initially recorded at fair value, net of estimated selling costs at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value less estimated costs to sell.  Net revenue and expenses from operations and additions to the valuation allowance are included in other expenses.  Other real estate owned at December 31, 2009 and 2008 was $913,000 and $732,000, respectively.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the expected useful lives of the related assets. The costs of maintenance and repairs are expensed as incurred.  Costs of major additions and improvements are capitalized.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising costs are included in other non-interest expense on the Consolidated Statements of Income and totaled $5,000 and $12,000 for the years ended December 31, 2009 and 2008, respectively.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.  A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur.  The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination.  For tax positions not meeting the more likely than not test, no tax benefit is recorded.  The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2009 and 2008.  The Company’s policy is to account for interest as a component of interest expense and penalties as components of other expense.  The Company is no longer subject to examination by taxing authorities for the years before January 1, 2006.

Comprehensive Income (Loss)

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

For the year ended December 31, 2009, the only components comprehensive income were net income and unrealized gains, net of tax, on available for sale securities.  Unrealized holding gains were $1,000, net of tax for the year ended December 31, 2009.  The Company had no items of other comprehensive income (loss) for the year ended December 31, 2008.

Treasury Stock and Unallocated Common Stock

The acquisition of treasury stock by the Company, including unallocated stock held by certain benefit plans, is recorded under the cost method.  At the date of subsequent reissue, treasury stock is reduced by the cost of such stock on a first-in, first-out basis with any excess proceeds credited to additional paid in capital.

Share-Based Compensation

Stock compensation accounting guidance (FASB ASC 718, Compensation-Stock Compensation) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost is measured based on the grant date fair value of the equity or liability instruments issued.  The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock option and restricted share plans.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees’ service period, generally defined as the vesting period.  For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.  A Black-Scholes model is used to estimate the fair value of stock options, while the closing price of the Company’s common stock on the grant date is used for restricted stock awards.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Share-Based Compensation (Continued)

At December 31, 2009, the Company has two share-based plans; the 2008 Recognition and Retention Plan and the 2008 Stock Option Plan.  Shares were awarded under both plans in May 2008.  These plans are more fully described in Note 11.

The Company also has an employee stock ownership plan (“ESOP”).  This plan is more fully described in Note 11.  As ESOP shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market price of the shares over the period earned.

Earnings Per Share

Amounts reported in earnings per share reflect earnings available to common stockholders for the period divided by the weighted average number of shares of common stock outstanding during the period, exclusive of unearned ESOP shares, unvested restricted stock shares and treasury shares.  Stock options and unvested restricted stock are regarded as potential common stock and are considered in the diluted earnings per share calculations to the extent they would have a dilutive effect if converted to common stock, computed using the “treasury stock” method.  For the years ended December 31, 2009 and 2008, all outstanding stock options (108,311 shares) were antidilutive.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit.  Such financial instruments are recorded in the balance sheet when they are funded.

Reclassifications

Certain items in the 2008 consolidated financial statements have been reclassified to conform to the presentation in the 2009 financial statements.  Such reclassifications did not have a material impact on the overall financial statements.

Recent Accounting Pronouncements

In June 2009, the FASB issued Statement, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - A Replacement of FASB Statement No. 162 which was codified into FASB ASC Topic 105, “Generally Accepted Accounting Standards”.  The Statement designates the FASB Accounting Standards Codification as the single source of authoritative nongovernmental U.S. generally accepted accounting principals (GAAP).  All existing accounting standards documents are superseded as described in FASB ASC Topic 105.  All other accounting literature not included in the Codification is nonauthoritative.  The Codification reorganizes the thousands of U.S. GAAP pronouncements into roughly 90 accounting topics and displays all topics using a consistent structure.  It also includes relevant Securities and Exchange Commission (SEC) guidance that follows the same topical structure in separate sections in the Codification.  Financial statements issued for all interim and annual periods ending after September 15, 2009 need to reference accounting guidance embodied in the Codification as opposed to referencing the previously authoritative pronouncements.  The adoption of the Codification on July 1, 2009 did not impact the Company’s financial position or results of operations.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS).  IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (“IASB”).  Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014.  The SEC is expected to make a determination in 2011 regarding the mandatory adoption of IFRS.  The Company is currently assessing the impact that this potential change would have on its consolidated financial statements, and will continue to monitor the development of the potential implementation of IFRS.

In August 2009, the FASB issued ASU 2009-05, Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value.  The amendments within ASU 2009-05 clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

A valuation technique that uses:

a. The quoted price of the identical liability when traded as an asset.

b. Quoted prices for similar liabilities or similar liabilities when traded as assets.

c. Another valuation technique that is consistent with the principles of Topic 820.  Two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability.

When estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability.  Both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. This guidance is effective for the first reporting period (including interim periods) beginning after issuance.  The adoption did not have a material effect on the company’s consolidated financial condition or results of operations.

In October 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets. The amendments in this Update improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. This Update is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. Early application is not permitted. The Company is continuing to evaluate the impact the adoption of ASU 2009-16 will have on our financial position or results of operations.

The FASB has issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures    about Fair Value Measurements. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurements as set forth in Codification Subtopic 820-10. The FASB’s objective is to improve these disclosures and, thus, increase transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require:

●	A reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

●	In the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements.

In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures:

●
For purposes of reporting fair value measurements for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

●	A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years after December 15, 2010 and for interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact the adoption of ASU 2009-16 will have on our financial position or results of operations.

Note 3 – Investment in Interest-Earning Time Deposits

The investment in interest-earning time deposits as of December 31, 2009 and 2008, by contractual maturity, are shown below:

	2009	2008
	(In Thousands)
Due in one year or less	$2,499	$3,735
Due after one year through five years	654	-
	$3,153	$3,735

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 4 — Investment Securities

The amortized cost and fair value of investment securities available for sale and held to maturity at December 31, 2009 and December 31, 2008 are summarized below (in thousands):

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for Sale:
U.S. Government agency securities	$499	$-	$1	$498
Short-term municipal bond fund	502	2	-	504
	$1,001	$2	$1	$1,002

	December 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to Maturity:
U.S. Government agency securities	$2,250	$13	$-	$2,263

No impairment charges were recognized during the years ended December 31, 2009 and 2008.

The amortized cost and fair value of available for sale debt securities at December 31, 2009, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)
Due in one year or less	$-	$-
Due after one year through five years	-	-
Due after five years through ten years	499	498
	$499	$498

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 5 – Mortgage-Backed Securities

The amortized cost and fair value of mortgage-backed securities held to maturity at December 31, 2009 and December 31, 2008 are summarized below (in thousands):

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Held to Maturity:
FNMA pass-through certificates	$4,071	$211	$-	$4,282
FHLMC pass-through certificates	3,660	200	-	3,860
	$7,731	$411	$-	$8,142

	December 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to Maturity:
FNMA pass-through certificates	$5,025	$202	$-	$5,227
FHLMC pass-through certificates	4,752	153	-	4,905
	$9,777	$355	$-	$10,132

Note 6 - Loans Receivable

The composition of net loans receivable at December 31, 2009 and 2008 is as follows:

	2009	2008
	(In Thousands)
Real estate loans:
One-to-four family residential:
Owner occupied	$15,388	$17,460
Non-owner occupied	25,133	21,489
Total one-to-four family residential	40,521	38,949

Multi-family (five or more) residential	3,127	3,526
Commercial real estate	18,617	19,096
Construction	3,536	2,752
Commercial lines of credit	1,197	813
Home equity loans	6,445	4,585
Total real estate loans	73,443	69,721

Auto loans	78	103
Loans secured by deposits	13	109
Total Loans	73,534	69,933

Deferred loan fees and costs	29	66
Allowance for loan losses	(835)	(689)
Net Loans	$72,728	$69,310

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 - Loans Receivable (Continued)

The following is a summary of changes in the allowance for loan losses for the years ended December 31, 2009 and 2008:

	2009	2008
	(In Thousands)
Balance, beginning	$689	$667
Charge-offs	(19)	(120)
Recoveries	-	-
Net charge-offs	(19)	(120)
Provision charged to operations	165	142

Balance, ending	$835	$689

The recorded investment in impaired loans, not requiring an allowance for loan losses was $2.1 million at December 31, 2009 and $903,000 at December 31, 2008.  The recorded investment in impaired loans requiring an allowance for loan losses was $317,000 and $-0- at December 31, 2009 and 2008, respectively.  At December 31, 2009 and 2008, the related allowance for loan losses associated with these loans was $48,000 and $-0-, respectively.  For the years ended December 31, 2009 and 2008, the average recorded investment in impaired loans was $1.8 million and $995,000 respectively, and the interest income recognized on impaired loans was $105,000 for 2009 and $74,000 for 2008.

At December 31, 2009 and 2008, the Bank had nonaccrual loans of $-0- and $439,000, respectively.  Additional interest income that would have been recorded under the original terms of the loan agreements amounted to approximately $-0- and $29,000 for the years ended December 31, 2009 and 2008, respectively.  There were $925,000 and $-0- of loans that were past due 90 days or more and still accruing interest at December 31, 2009 and 2008, respectively.

Note 7 - Premises and Equipment

The components of premises and equipment at December 31, 2009 and 2008 are as follows:

	2009	2008
	(In Thousands)
Land and building	$1,016	$-
Leasehold improvements	9	9
Furniture, fixtures and equipment	238	188

	1,263	197
Accumulated depreciation	(171)	(130)

	$1,092	$67

In June 2009, the Company purchased a building in Allentown, Pennsylvania which serves as the offices for the three new subsidiaries which began operation in July 2009 and also a branch banking office which opened in February 2010.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Premises and Equipment (Continued)

The Bank has two operating leases for its banking office.  One lease is month to month with 120 days’ written notice required for termination and the other expires in November 2010.  The lease expiring in November 2010 is renewable for one year, with 90 days’ written notice.  Rent expense under the leases for each of the years ended December 31, 2009 and 2008 was $33,000.  Future minimum annual lease payments under these operating agreements are $30,000.

Note 8 - Deposits

Deposits at December 31, 2009 and 2008 consist of the following:

	2009		2008
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars in Thousands)
Passbook savings accounts	$3,277	0.89%	$3,356	1.28%
Statement savings accounts	6,508	1.45	5,093	2.34
eSavings accounts	1,978	1.64	429	3.08
Certificate of deposit accounts	56,489	2.80	50,103	3.97
	$68,252	2.55%	$58,981	3.67%

A summary of certificates of deposit by maturity at December 31, 2009 is as follows (in thousands):

Year ending December 31:
2010	$41,195
2011	7,155
2012	2,350
2013	4,296
2014	1,493

$56,489

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $18.2 million and $13.7 million at December 31, 2009 and 2008, respectively.

A summary of interest expense for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
	(In Thousands)
Passbook savings accounts	$30	$45
Statement savings accounts	86	129
eSavings accounts	23	5
Certificate of deposit accounts	1,994	2,113

	$2,133	$2,292

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 9 - Borrowings

The Bank has a line of credit commitment from another bank for borrowings up to $1.5 million.  This line of credit is a demand facility subject to continued review and modification or suspension at any time.  Advances are secured by certain qualifying assets of the Bank.  There were no borrowings under this line of credit at December 31, 2009 and 2008.

The Bank has a line of credit facility with the Federal Home Loan Bank of $5.0 million.  The Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $43.2 million.  Federal Home Loan Bank advances are secured by qualifying assets of the Bank.

Federal Home Loan Bank advances consist of the following at December 31, 2009 (in thousands):

Maturity Period	Amount	Weighted Interest Rate
1 to 12 months	$1,250	3.38%
13 to 24 months	1,800	3.66%
25 to 36 months	1,800	3.98%
37 to 48 months	2,000	4.19%
Total	$6,850	3.85%

In June 2009, the Company borrowed $450,000 from a commercial bank to finance the purchase of a building in Allentown, Pennsylvania which serves as the offices for the three new active subsidiaries and a branch banking office which opened in February 2010.  The loan has an interest rate of 5.75%, matures in five years on July 1, 2014 and is amortizing over 180 months. The balance on the loan at December 31, 2009 was $442,000.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 10 - Income Taxes

The components of income tax expense for the years ended December 31, 2009 and 2008 are as follows:
	2009	2008
	(In Thousands)
Federal:
Current	$334	$307
Deferred	(76)	(24)

	258	283
State, current	56	60

	$314	$343

A following table represents reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before taxes for the years ended December 31, 2009 and 2008 is as follows:
	2009	2008
	(In Thousands)
Federal income tax at statutory rate	$272	$290
State tax, net of federal benefit	37	40
Stock compensation expense	3	3
Other	2	10

	$314	$343

The components of the net deferred tax asset at December 31, 2009 and 2008 are as follows:
	2009	2008
	(In Thousands)
Deferred tax assets:
Allowance for loan losses	$284	$232
Allowance for OREO losses	9	-
Stock-based compensation	30	22

Total deferred tax assets	323	254

Deferred tax liabilities:
Bank premises and equipment	(28)	(21)
Deferred loan costs	(9)	(23)

Total deferred tax liabilities	(37)	(44)

Net Deferred Tax Asset	$286	$210

The net deferred tax asset at December 31, 2009 and 2008 of $286,000 and $210,000, respectively, is included in other assets.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 11 – Stock Compensation Plans

Employee Stock Ownership Plan

The Company adopted an Employee Stock Ownership Plan (ESOP) during fiscal 2007 for the benefit of employees who meet the eligibility requirements of the plan.  Using proceeds from a loan from the Company, the ESOP purchased 8%, or 111,090 shares of the Company’s common stock in the open market at an average price of $9.35 for a total of $1.0 million.  The Bank makes cash contributions to the ESOP on a quarterly basis sufficient to enable the ESOP to make the required loan payments to the Company.  The loan bears an interest rate equal to the Prime Rate as published in the Wall Street Journal, with principal and interest to be paid quarterly in equal installments over 15 years. The loan is secured by the unallocated shares of common stock held by the ESOP.

Shares of the Company’s common stock purchased by the ESOP are held in a suspense account and reported as unallocated common stock held by the ESOP in stockholders’ equity until released for allocation to participants.  As the debt is repaid, shares are released from collateral and are allocated to each eligible participant based on the ratio of each such participant’s base compensation to the total base compensation of eligible plan participants.  As the unearned shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average price of the shares, and the shares become outstanding for earnings per share computations.  During the years ended December 31, 2009 and 2008, the Company recognized $61,000 and $66,000 of ESOP expense, respectively.

The following table represents the components of the ESOP shares at December 31, 2009 and 2008:

	2009	2008
Allocated shares	16,664	9,258
Unreleased shares	94,426	101,832
Total ESOP shares	111,090	111,090
Fair value of unreleased shares (in thousands)	$803	$761

Recognition and Retention Plan

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Recognition and Retention Plan (the “RRP”) and Trust Agreement.  In order to fund the RRP, the 2008 Recognition and Retention Plan Trust (the “RRP Trust”) acquired 55,545 shares of the Company’s stock in the open market at an average price of $9.36 totaling $520,000.  Pursuant to the RRP, 43,324 shares acquired by the RRP Trust were granted to certain officers, employees and directors of the Company in May 2008.  Due to forfeiture of shares by certain employees in addition to unawarded shares, 12,459 shares remain available for future grant.  The RRP share awards have vesting periods from five to seven years.  On May 14, 2009, the first awards vested totaling 8,588 shares.

A summary of the status of the shares under the RRP as of December 31, 2009 and December 31, 2008 is as follows:

	2009		2008
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at the beginning of the year	43,324	$9.05	—	—
Granted	—	—	43,324	$9.05
Vested	(8,588)	9.05	—	—
Forfeited	(238)	9.05	—	—
Unvested at the end of the year	34,498	$9.05	43,324	$9.05

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 11 – Stock Compensation Plans (Continued)

Recognition and Retention Plan (Continued)

The weighted average grant date fair value is the last sale price as quoted on the OTC Bulletin Board on May 14, 2008.  Compensation expense on the RRP shares granted is recognized ratably over the five to seven year vesting period in an amount which is equal to the fair value of the common stock at the date of grant.  During the years ended December 31, 2009 and 2008, $78,000 and $49,000, respectively, in compensation expense was recognized.  A tax benefit of approximately $27,000 and $17,000, respectively, was recognized during these periods.  As of December 31, 2009, approximately $265,000 in additional compensation expense will be recognized over the remaining service period of approximately 3.4 years.

Stock Options

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Stock Option Plan (the “Option Plan”).  The Option Plan authorizes the grant of stock options to officers, employees and directors of the Company to acquire 138,863 shares of common stock with an exercise price no less than the fair market value on the date of the grant.  The Compensation Committee of the Board of Directors determined to grant the stock options in May 2008 at an exercise price equal to $10.00 per share which is higher than the fair market value of the common stock on the grant date.  All incentive stock options issued under the Option Plan are intended to comply with the requirements of Section 422 of the Internal Revenue Code.  Options will become vested and exercisable over a five to seven year period and are generally exercisable for a period of ten years after the grant date.  Pursuant to the Option Plan, 108,311 stock options were granted to certain officers, employees and directors of the Company in May 2008. Due to forfeiture of stock options by certain employees in addition to unawarded stock options, 31,145 stock options remain available for future grant.

A summary of option activity under the Company’s Option Plan as of December 31, 2009 and 2008 and changes during the years ended December 31, 2009 and 2008 is as follows:

	2009			2008
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number of Shares	Weighted Average Exercise Price
Outstanding at the beginning of the year	108,311	$10.00	9.4	—	$—
Granted	—	—	—	108,311	10.00
Exercised	—	—	—	—	—
Forfeited	(593)	10.00	—	—	—
Outstanding at December 31, 2009	107,718	$10.00	8.4	108,311	$10.00
Exercisable at December 31, 2009	20,888	$10.00	8.4	—

The estimated fair value of the options granted in May 2008 was $2.01 per share. The fair value was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	1.10%
Risk-free interest rate	3.5%
Expected life of options	7.5	years
Expected stock-price volatility	19.45%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 11 – Stock Compensation Plans (Continued)

Stock Options (Continued)

The dividend yield was calculated on the dividend amount and stock price existing at the grant date.  The risk free interest rate used was based on the rates of United States Treasury securities with maturities equal to the expected lives of the options.  Although the contractual term of the options granted is ten years, the expected term of the options is less.  As the Company has no history of granting stock option awards, management estimated the expected term of the stock options to be the average of the vesting period and the contractual term.  The expected stock-price volatility was estimated by considering the Company’s own stock volatility for the period since July 5, 2007, the initial trading date.  The actual future volatility may differ from our historical volatility.  The aggregate intrinsic value for outstanding stock options is calculated based on the difference between the exercise price of the underlying awards and the market price of our common stock as of the reporting date.  There was no intrinsic value of the options outstanding as of December 31, 2009 as all of the outstanding options were at exercise prices greater than the December 31, 2009 stock price.

During the years ended December 31, 2009 and 2008, $41,000 and $26,000, respectively, in compensation expense was recognized.  A tax benefit of approximately $9,000 and $5,000, respectively, was recognized during these periods.  As of December 31, 2009, approximately $142,000 in additional compensation expense for awarded options remained unrecognized.  This expense will be recognized over approximately 3.4 years.

Note 12 - Transactions with Executive Officers and Directors

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank.  Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rates and collateralization, prevailing at the time and do not represent more than normal risks of collectibility.  These persons were indebted to the Company for loans totaling $4,000 and $10,000 at December 31, 2009 and 2008, respectively.  During the year ended December 31, 2009, $-0- of new loans and $6,000 of repayments were made.

A director of the Company provided outside services to the Bank for $32,000 and $50,000 for the years ended December 31, 2009 and 2008, respectively. These outside services were for accounting and consulting. The service agreement with the director was terminated on October 5, 2009.

Note 13 - Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit.  Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments.  The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

A summary of the Company’s financial instrument commitments at December 31, 2009 and 2008 is as follows:

	2009	2008
	(In Thousands)
Commitments to grant loans	$191	$365
Unfunded commitments under lines of credit	3,227	2,255

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 13 - Financial Instruments with Off-Balance Sheet Risk (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  The Company evaluates each customer’s credit worthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation.  Collateral held varies, but includes principally residential and commercial real estate.

Note 14 - Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets.  Management believes, as of December 31, 2009, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2009, the Bank was well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since December 31, 2009 that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios at December 31, 2009 and 2008 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in Thousands)
As of December 31, 2009:
Total capital (to risk-weighted assets)	$13,823	22.69%	$	≥4,874	≥8.00%	$	≥6,093	≥10.00%
Tier 1 capital (to risk-weighted assets)	13,051	21.42		≥2,437	≥4.00		≥3,365	≥6.00
Tier 1 capital (to average assets)	13,051	14.51		≥3,598	≥4.00		≥4,497	≥5.00

As of December 31, 2008:
Total capital (to risk-weighted assets)	$13,299	21.14%	$	≥5,033	≥8.00%	$	≥6,292	≥10.00%
Tier 1 capital (to risk-weighted assets)	12,611	20.04		≥2,517	≥4.00		≥3,775	≥ 6.00
Tier 1 capital (to average assets)	12,611	15.44		≥3,266	≥4.00		≥4,083	≥5.00

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 14 - Regulatory Matters (Continued)

Banking regulations place certain restrictions on dividends paid by the Bank to the Company.  The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.

Note 15 – Fair Value Measurements and Fair Values of Financial Instruments

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.  In accordance with the Fair Value Measurements and Disclosures topic of FASB ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value is best determined based upon quoted market prices.  However, in many instances, there are no quoted market prices for the Company’s various financial instruments.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate.  In such circumstances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.  The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

The fair value guidance establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The table below presents the balances of assets presented at fair value on a recurring basis at December 31, 2009 (in thousands):

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)

Investment securities available for sale	$1,002	$-	$1,002	$-

The Company had no financial assets to be measured at fair value on a recurring basis at December 31, 2008.

For assets measured at fair value on a nonrecurring basis that were still held at the end of the period, the following table provides the fair value measurements by level within the fair value hierarchy used at December 31, 2009 and 2008 (in thousands):

	December 31, 2009

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)

Other real estate owned	$913	$-	$-	$913

	December 31, 2008

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)

Other real estate owned	$732	$-	$-	$732

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are carried at fair value less estimated cost to sell.  Fair value is based upon independent market prices or appraised value of the property, net of selling costs.  These assets are included in Level 3 fair value based upon the lowest level of input that is significant to the fair value measurement.

For the year ended December 31, 2009, $208,000 of other real estate owned was transferred in with $27,000 of  losses included in earnings.

Below is Management’s estimate of the fair value of all financial instruments, whether carried at cost or fair value on the Company’s financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The following methods and assumptions were used to estimate the fair value of the Company’s financial instruments at December 31, 2009 and 2008:

Cash and Cash Equivalents (Carried at Cost)

The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets’ fair values.

Interest Earning Time Deposits (Carried at Cost)

Fair values for interest-earning time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.  The Company generally purchases amounts below the insured limit, limiting the amount of credit risk on these time deposits.

Investment and Mortgage-Backed Securities

The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.

Loans Receivable (Carried at Cost)

The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans.  Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal.  Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Federal Home Loan Bank Stock (Carried at Cost)

The carrying amount of restricted investment in Federal Home Loan Bank stock approximates fair value, and considers the limited marketability of such securities.

Accrued Interest Receivable and Payable (Carried at Cost)

The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Deposit Liabilities (Carried at Cost)

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings (Carried at Cost)

The carrying amounts of short-term borrowings approximate their fair values.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Long-Term Debt and Other Borrowings (Carried at Cost)

Fair values of FHLB advances and other borrowings are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity.  These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Off-Balance Sheet Financial Instruments (Disclosed at Cost)

Fair values for the Bank’s off-balance sheet financial instruments (lending commitments) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing.

The following information is an estimate of the fair value of a limited portion of the Company’s assets and liabilities.  Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful.

The estimated fair values of the Company’s financial instruments were as follows at December 31, 2009 and 2008 (in thousands):

	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Assets:
Cash and cash equivalents	$5,420	$5,420	$1,035	$1,035
Investment in interest-earning time deposits	3,153	3,157	3,735	3,747
Investment securities available for sale	1,002	1,002	-	-
Investment securities held to maturity	-	-	2,250	2,263
Mortgage-backed securities held to maturity	7,731	8,142	9,777	10,132
Loans receivable, net	72,728	74,175	69,310	71,196
Investment in FHLB stock	797	797	797	797
Accrued interest receivable	397	397	355	355

Liabilities:
Deposits	68,252	68,917	58,981	59,229
FHLB advances, long-term	1,250	1,268	6,850	7,180
FHLB advances, short-term	5,600	5,854	4,300	4,312
Other borrowings	442	442	—	—
Accrued interest payable	117	117	138	138

Off-balance sheet financial instruments	—	—	—	—

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.  Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment.  In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 16 – Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31, 2009	December 31, 2008
Assets
Cash and cash equivalents	$2,324	$546
Investment in interest-earning time deposits	876	1,770
Investments securities available for sale	501	-
Investments securities held to maturity	-	2,250
Investment in Quaint Oak Bank	13,169	12,673
Premises and equipment, net	1,020	-
Other assets	71	107
Total Assets	$17,961	$17,346

Liabilities and Stockholders’ Equity
Other borrowings	$442	$-
Other liabilities	133	73
Stockholders’ equity	17,386	17,273
Total Liabilities and Stockholders’ Equity	$17,961	$17,346

Statements of Income

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008
Income
Interest income	$83	$205
Rental income	3	-
Investment securities (losses)	-	(22)
Total Income	86	183

Expenses
Occupancy and equipment expense	35	-
Other expenses	66	89
Total Expenses	101	89

Net Income (Loss) Before Income Taxes	(15)	94
Equity in Undistributed Net Income of Subsidiary	496	462
Income Tax Expense (Benefit)	6	(45)
Net Income	$487	$511

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 16 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008

Operating Activities
Net income	$487	$511
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed income in subsidiary	(496)	(462)
Depreciation expense	12	-
Stock-based compensation expense	180	141
Amortization of investment securities premiums	-	3
Loss on redemption of investment securities	-	22
(Increase) decrease in other assets	36	(69)
Increase in other liabilities	60	11
Net cash provided by operating activities	279	157

Investing Activities
Net increase (decrease) in investment in interest-earning time deposits	894	(1,576)
Purchase of investment securities	(500)	(1,509)
Proceeds from the calls or redemption of investment securities	2,250	3,488
Purchase of property and equipment	(1,032)	-
Net cash provided by investing activities	1,612	403

Financing Activities
Proceeds from borrowings	450	-
Repayment of other borrowings	(8)	-
Dividends paid	(132)	(104)
Purchase of Treasury stock	(423)	(312)
Purchase of common stock for stock compensation plans	-	(520)
Net cash used in financing activities	(113)	(936)

Net Increase (Decrease) in Cash and Cash Equivalents	1,778	(376)
Cash and Cash Equivalents-Beginning of Period	546	922
Cash and Cash Equivalents-End of Period	$2,324	$546

DIRECTORS AND EXECUTIVE OFFICERS

Directors
Robert T. Strong President and Chief Executive Officer	James J. Clarke, Ph.D. Principal of Clarke Consulting, Villanova, Pennsylvania
Robert J. Phillips Chairman of the Board. Partner, Phillips and Phillips Enterprises, Doylestown, Pennsylvania	Andrew E. DiPiero, Jr., Esq. Partner with Stampone D’Angelo Renzi DiPiero, Attorney at Law, P.C., Cheltenham, Pennsylvania
George M. Ager, Jr. Currently retired	Kenneth R. Gant, MBA Associate Agent, Landis Agencies, Doylestown, Pennsylvania
John J. Augustine, CPA Chief Financial Officer	Marsh B. Spink Managing Partner of Lawn-Crest Realty, Philadelphia, Pennsylvania

Executive Officers
Diane J. Colyer Chief Operating Officer and Corporate Secretary	Robert Farrer Customer Service Manager, Compliance Officer, Security Officer, Bank Secrecy Act Officer and Community Reinvestment Act Officer

Curt T. Schulmeister Chief Lending Officer

BANKING LOCATIONS

         Main Office                                               Lehigh Valley Office

607 Lakeside Drive Southampton, Pennsylvania (215) 364-4059	1710 Union Boulevard Allentown, PA 18109 (610) 351-9960
www.quaintoak.com

TRANSFER AGENT / REGISTRAR

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Quaint Oak Bancorp, Inc.’s transfer agent, Registrar and Transfer Company.

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
www.rtco.com